UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Northeast Bancorp
(Name of Issuer)

Voting Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

663904209
(CUSIP Number)

East Rock Capital, LLC
10 East 53rd Street, 31st Floor
New York, NY 10022
212-630-5004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. East Rock Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,701 (1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,701 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,701 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) OO, IA

(1) Does not include 224,031 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

1	Names of Reporting Persons. EREF Special Situations, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 23,410 (1)
8 Shared Voting Power 23,410 (1)
9 Sole Dispositive Power 23,410 (1)
10 Shared Dispositive Power 23,410 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.03% (2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Does not include 196,416 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

1	Names of Reporting Persons. D Partners Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,701 (1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,701 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,701 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) OO (Limited Partnership)

(1) Does not include 224,031 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

1	Names of Reporting Persons. Graham Duncan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,701 (1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,701 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,701 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) IN

(1) Does not include 224,031 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

1	Names of Reporting Persons. Shapiro Partners Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,701 (1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,701 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,701 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) OO (Limited Partnership)

(1) Does not include 224,031 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

1	Names of Reporting Persons. Adam Shapiro
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [✓]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,701 (1)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,701 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,701 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) IN

(1) Does not include 224,031 shares of non-voting common stock, par value $1.00 per share, of which 1,227,683 shares were outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.
(2) Assumes that there were 8,089,790 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding as of June 30, 2016, based on information provided by Northeast Bancorp.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”), relating to Voting Common Stock, Par Value $0.01 Per Share (the “Voting Common Stock”), of Northeast Bancorp (the “Issuer”), is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2011, as amended on May 18, 2012.  The address of the principal executive offices of the Issuer is 500 Canal Street, Lewiston, Maine 04240.

The Amendment is being filed on behalf of (i) East Rock Capital, LLC (“Capital”); (ii) EREF Special Situations, LLC (“Special Situations”); (iii) D Partners Management, LLC (“D Partners”); (iv) Graham Duncan (“Duncan”); (v) Shapiro Partners Management, LLC (“Shapiro Partners”); and (vi) Adam Shapiro (“Shapiro”).

Capital is the investment manager of East Rock Simco Endowment Fund, LP (“Simco Endowment”), East Rock SCS Fund, LP (“SCS”) and East Rock Endowment Fund, LP (“Endowment”).  Endowment is the Managing Member of Special Situations.  Duncan and Shapiro jointly manage and control the investment vehicles holding the securities reported on this Schedule 13D, primarily as managing principals and control persons of Capital and East Rock Capital GP, LLC.

This Amendment is being filed to amend Items 4 and 5 as follows:

Item 4.  Purpose of Transaction

The shares of Voting Common Stock were acquired primarily for investment purposes.  As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates decided to reduce their position in the Issuer’s Voting Common Stock.

Item 5.  Interest in Securities of the Issuer

(a) and (b). See Items 7 through 11 on the cover pages.

(c)  No transactions in the Voting Common Stock were effected during the past sixty days by any of the Reporting Persons, except as follows:

Transaction	Date	No. Shares	Price Per Share
Open market sale	08/22/2016	645,238*	$10.75
*565,701 of the shares sold were for the account of Special Situations.

(d)   Not applicable.

(e)   The Reporting Persons ceased to be the beneficial owners of more than five percent of the Voting Common Stock on August 22, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                August 23, 2016

EAST ROCK CAPITAL, LLC

By:        D PARTNERS MANAGEMENT, LLC
Managing Member

By:        /s/ GRAHAM DUNCAN
Name:     Graham Duncan
Title:        Managing Member

EREF SPECIAL SITUATIONS, LLC

By:        EAST ROCK ENDOWMENT FUND, LP
Managing Member

By:        EAST ROCK CAPITAL GP, LLC
General Partner

By:        D PARTNERS MANAGEMENT, LLC
Managing Member

By:        /s/ GRAHAM DUNCAN
Name:     Graham Duncan
Title:        Managing Member

D PARTNERS MANAGEMENT, LLC

By:        /s/ GRAHAM DUNCAN
Name:     Graham Duncan
Title:        Managing Member

/s/ GRAHAM DUNCAN
Name: Graham Duncan

SHAPIRO PARTNERS MANAGEMENT, LLC

By:        /s/ ADAM SHAPIRO
Name:     Adam Shapiro
Title:        Managing Member

/s/ ADAM SHAPIRO
Name: Adam Shapiro